News Release

ZURICH

Zurich launches global underwriting solutions to facilitate compliance for multinational insurance products

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 7, 2006 – Zurich Financial Services Group (Zurich) announces the launch of an innovative approach to multinational insurance coverage that incorporates all foreign premium tax and licensing obligations into a single comprehensive solution. The Multinational Insurance Proposition (MIP) addresses the evolving complexity of international premium tax and licensing rules and the increased demand from customers and brokers for products that are aligned with global regulatory and tax requirements.

John Amore, CEO of General Insurance, said: "MIP reflects Zurich's commitment to assessing and managing change in today's complex marketplace. Through innovative technology and a globally integrated underwriting platform, it brings certainty and transparency to our brokers and customers through a globally compliant and sustainable insurance solution. Initial feedback has been highly positive, and we're excited to work with our brokers and customers in bringing this industry-leading solution to the marketplace."

MIP is comprised of a series of underwriting processes and products designed to manage within a single transaction the tax payment reporting and licensing obligations for customers and brokers of Zurich's multinational insurance policies. These enhancements include a proprietary global information system that tracks applicable laws and foreign premium tax requirements for almost 200 countries. The system will produce customer reports detailing all foreign premium tax collected and distributed

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on their behalf with respect to their multinational coverage, written out of territory, and will document compliance with licensing obligations. The approach will significantly benefit multinational customers and their brokers by providing a sustainable and transparent means of facilitating global compliance for their multinational insurance coverage. Zurich believes MIP represents the first broad-based systematic approach to these issues in the insurance industry.

MIP is currently being rolled out for new multinational general insurance policies and, beginning in January 2007, will include all of Zurich's new and renewal multinational insurance programs.

Note to editor:

The complexity of international premium taxes and jurisdictional licensing was highlighted by a 2001 European Court of Justice decision *Kvaerner plc v. Staatssecretaris van Financien,* which found that "a Member State may charge insurance premium tax on a premium relating to the insurance of a subsidiary company established in that State." The establishment of this "location of risk" doctrine for foreign premium tax purposes further raised the issue of insurers' ability to write policies in foreign jurisdictions on an admitted or non-admitted basis. By addressing the premium tax and licensing elements, Zurich's Multinational Insurance Proposition resolves both aspects of such complex transactions.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.